

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

Justin Schreiber
Chief Executive Officer
Conversion Labs, Inc.
800 Third Avenue, Suite 2800
New York, New York 10022

> **Re: Conversion Labs, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 25, 2020**
> **File No. 333-250985**

Dear Mr. Schreiber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joseph M. Lucosky, Esq.